SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON DC 20549


                                 FORM 11-K/A




                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended 12/31/94

                 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from ________ to ________

     Commission file number 0-6265

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Multimedia, Inc. Salary Deferral Thrift Plan

B.   Name of issuer of the securities held pursuant to the plan and the address
of its    principal executive office:

                         Multimedia, Inc.
                         P O Box 1688
                         Greenville SC 29602


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                        REQUIRED INFORMATION


 Financial statements and schedules

 Consent of Independent Auditors


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                 FINANCIAL STATEMENTS AND SCHEDULES


The Multimedia, Inc. Salary Deferral Thrift Plan (the "Plan") is an employee benefit plan qualified under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan's financial statements for the year ended December 31, 1994, and related schedules, we prepared in accordance with the financial reporting requirements of ERISA and were filed in paper with the Securities and Exchange Commission under cover of Form SE on or about June 26, 1995.


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                  CONSENT OF INDEPENDENT AUDITORS


Written consent of the independent auditors is included as an exhibit to this report.


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                             SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Multimedia, Inc. Salary Deferral Thrift Plan
                                        (Name of Plan)



Date: June 28, 1995        By:  SIGNATURE OF J. CLYDE BAUCOM APPEARS HERE
                                ___________________________________
                                J. Clyde Baucom
                                Chairman of the Administrative Committee

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                          EXHIBIT INDEX

23.  Consent of independent auditors.